Exhibit 4.35

Gasmig – Summary of Share Purchase Agreement

Cemig has completed the acquisition, under a share purchase agreement with Petrobras (Petróleo Brasileiro S.A.)(‘the Share Purchase Agreement’) of the 40% equity interest held by the Petrobras subsidiary Gaspetro in Gasmig (Companhia de Gás de Minas Gerais), as previously approved by the Boards of Directors of Cemig and Petrobras, and on October 10, 2014 made the payment in the amount of R$570,935,931.26 (five hundred seventy million nine hundred thirty five thousand nine hundred thirty one Reais twenty six centavos), this amount being the result of monetary updating, by the IGP–M inflation index, of the amount of R$600 million stated in the prior Material Announcement, less the dividends paid between the base date and the completion of the agreement.